TECHNICAL REPORT
EVALUATION OF IN-PLACE
BITUMEN RESOURCES
CADOTTE LEASES

Submitted to:
STRATA OIL AND GAS INC.,

Date
August 16, 2007

Norwest Corporation
Suite 2700, 411 – 1st Street, S.E.
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email   calgary@norwestcorp.com

www.norwestcorp.com





TABLE OF CONTENTS



EXECUTIVE SUMMARY

This report was prepared by Norwest Corporation for Strata Oil and Gas Inc. It contains an evaluation of the Discovered Resources for some of the Strata Oil and Gas leases that are known collectively as the "Cadotte Leases". The portion of the leases addressed in this report is referred to as the "Cadotte Target Area". These estimates of resources are subject to risk as is explained in Section 7 of this report, "Disclaimer and Risk Warning". The reader is cautioned to read and understand this section of the report. It should be clearly understood that there is no guarantee that all or any part of this resource will be produced in the future. This study is designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in the current edition, Volume 1, of the Canadian Oil and Gas Evaluation Handbook.

The leases that form the Cadotte Target Area cover an area of twenty-nine sections located in Townships 86 and 87, Ranges 18 and 19 W5, as are shown on Figure 1. The stratigraphic zones addressed in the evaluation are the Bluesky/Gething clastic Cretaceous Formations and the Debolt/Elkton carbonate Carboniferous Formations. The area that includes the leases covers about seven hundred sections and inside that area there are a total of fifty-seven wells that were used in the evaluation and a further twenty-two wells were also reviewed in this process.

The nature of the geology of the carbonate sequence in this area has a significant influence on the distribution of the bitumen resource. The carbonate units included relatively few reef building organisms and thus there was little tendency for irregular geological bodies such as reefs to form in this sequence in this area. From one well to the next the regular nature of the deposition that took place at this time is apparent and it is relatively easy to show the correlation that exists between the same units in adjacent wells in the target area. This feature of regular bed continuity is in strong contrast to the variability of the clastic units of the overlying Cretaceous sequence as seen in the Athabasca region. It is also most noteworthy that the bitumen enrichment is strongly influenced by the bedded nature and continuity of the sediments. It is readily possible in many cases to show the same details of the enriched sequence in adjacent wells even when they are spaced a kilometre or more apart. An equivalent assurance of existence is achieved in this sequence with much wider spacing of wells than that used in the classification of bitumen resources for the Cretaceous surface mineable oil sand deposits presently being explored and developed near Fort McMurray.

The amount of exploration drilling and testing on the Cadotte Target Area is sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource. The classification of the Discovered Resource into Low, Best and High categories was based on the following criteria:



- The Low Estimate includes all of the material that has a minimum grade of 8 wt% and a minimum thickness of 10 m;
- The Best Estimate includes all of the material that has a minimum grade of 8 wt% but no minimum thickness; and
- The High Estimate includes all of the material without any grade or thickness constraint. Hence the latter is an estimate of the original bitumen in place for the zones under investigation in the Cadotte Target Area.

The results of the different estimates are presented on the following table. In the Bluesky/Gething Formations the results indicate that there are some areas where grades above the threshold of 8 wt% occur but these are somewhat scattered and there are no areas where especially high grade results were found. At the same time, the ore thickness is generally relatively low.

Much of the ore in the Debolt Formation on the Cadotte Target Area exceeds a grade of 10 wt%. Consequently a second estimate was made for the Low Estimate that was cut-off at a minimum grade of 10 wt%. At 8 wt% and 10 wt % the Low Estimate of the Discovered Resource is 1,443.5 Bbbls and 1,304.1 Bbbls, respectively. The Best Estimate and the High Estimate are 1,990.0 Bbbls and 2,251.0 Bbbls respectively.

It is important to note that the resource estimates presented in this report are made for quantities on an in-place basis. This is not an estimate of quantities that may be recovered. Such an estimate cannot be made at this time because there is no reliable value available for the bitumen recovery factor that should be applied. Such a factor is determined as a result of the completion of various engineering tests and analyses. This work, some of which is currently in progress, allows a production methodology to be selected. The determination of the recovery factor is part of that process.



NORWEST
CORPORATION

STRATA OIL AND GAS INC.
DISCOVERED RESOURCE ESTIMATE
CADOTTE TARGET AREA

Formation	Low Estimate (10wt% & 10 m Thickness Cut-off)		Low Estimate (8wt% & 10 m Thickness Cut-off)		Best Estimate (8wt% Cut-off)		High Estimate (No Grade Cut-off)	
	Grade Average (wt%)	(Mbbl)	Grade Average (wt%)	(Mbbl)	Grade Average (wt%)	(Mbbl)	Grade Average (wt%)	(Mbbl)
Bluesky/Gething	N/A	N/A	N/A	N/A	N/A	N/A	4.1	103,388
Debolt	11.1	1,304,141	10.9	1,443,483	10.9	1,500,277	10.9	1,503,376
Elkton	N/A	N/A	N/A	N/A	9.3	489,723	8.6	644,247
Total	11.1	1,304,141	10.9	1,443,483	10.5	1,989,999	9.9	2,251,011



1 INTRODUCTION

This report was prepared by Norwest Corporation for Strata Oil and Gas Inc. It contains an evaluation of the Discovered Resources for some of the Strata Oil and Gas leases that are known collectively as the "Cadotte Leases". The portion of the leases addressed in this report is referred to as the "Cadotte Target Area". These estimates of resources are subject risk as is explained in the section of this report titled "Disclaimer and Risk Warning". The reader is cautioned to read and understand this section of the report. It should be clearly understood that there is no guarantee that all or any part of this resource will be produced in the future.

This study is designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in the current edition, Volume 1, of the Canadian Oil and Gas Evaluation Handbook. Elsewhere in this report the latter is referred to as the COGE Handbook.

The leases that form the Cadotte Target Area cover an area of twenty-nine sections located in Townships 86 and 87, Ranges 18 and 19 W5, as are shown on Figure 1. The stratigraphic zones addressed in the evaluation are the Bluesky/Gething clastic Cretaceous Formations and the Debolt/Elkton carbonate Carboniferous Formations. The available data for this evaluation includes numerous "legacy wells" drilled by various operators over the years since the 1950's. In addition, there are four new wells drilled by Strata over the past winter and three of these are located in the Cadotte Target Area. All four of these wells were referenced during the course of the present study.

The present evaluation only addresses resources estimated to be in-place in the ground. No estimates of the recoverable fraction is provided because a reliable recovery factor for the bitumen from this stratigraphic sequence is not yet know. This is an essential parameter that is required before any Contingent Resource can be estimated. Engineering investigations and testing to determine an appropriate recovery factor are on-going.



2 GEOLOGY

The nature of the geology of the carbonate sequence in this area has a significant influence on the distribution of the bitumen resource. In this section, a discussion is provided that describes these characteristics and their impact on the estimation and classification of the resource. This discussion is not intended to be a detailed one concerning the geology of the area but rather a summary of the significant issues that affect resource estimation. These aspects may also be of importance to petroleum production from these geologic units in the future.

The principal reference for this section is the Alberta Research Council's publication, "Geological Atlas of the Western Canada Sedimentary Basin". The sequence that hosts the bitumen deposits is the Rundle Group of Lower Carboniferous age. The Rundle Group in this area includes three stratigraphic units which, in ascending order, are the Pekisko, Shunda and Debolt Formations. From place-to-place the Debolt Formation may also include another distinct unit, the Elkton Member. In the Cadotte Lease area, the Elkton Member is usually present, as long as the overlying unconformity with the Cretaceous sequence has not eroded the entire Debolt Formation sequence. Although there are many intervals that are bitumen enriched in the Rundle sequence in the Cadotte Lease area, the principal enrichment zones occur in the Elkton Member, the upper half of the Debolt but usually not right at the top of the formation and, to a lesser extent, in the Shunda Formation. The high grade zones of enrichment are those that occur in the Elkton Member and the Debolt Formation.

A Cretaceous clastic sequence that includes the Gething and Bluesky Formations at the base, unconformably overlies the Carboniferous rocks in this area. All the beds dip gently to the west with those lying below the unconformity having a somewhat greater dip than those above it. This causes the sequence below the unconformity to be eroded to a greater degree to the east and to be less complete, compared with the west. These westerly dips are the result of post-depositional tectonic events and do not reflect the original orientation of the accumulation of sediment. The Carboniferous sequence of the Rundle assemblage accumulated as a result of a series of prograding events that developed in a southerly to south-westerly direction.

The Carboniferous sequence mainly includes platform sediments that show generally shallower-water characteristics up-section. In a basinward direction the depositional facies proceed from beach and lagoonal environments through shoals of the shelf margin to marine basin muds. The lithologies that result include high energy siliciclastics of the beach environment, through various types of carbonates on the platform and its slope to



shale in the deep marine environment. There even appear to be beds present that have the character of unconsolidated coarse sediments. Several transgressive events therefore resulted in the accumulation of clastic sediments interbedded with carbonate units.

The carbonate units included relatively few reef building organisms and thus there was little tendency for irregular geological bodies such as reefs to form in this sequence in this area. From one well to the next the regular nature of the deposition that took place at this time is apparent and it is relatively easy to show the correlation that exists between the same units in adjacent wells in the target area. This feature of regular bed continuity is in strong contrast to the variability of the clastic units of the overlying Cretaceous sequence as seen in the Athabasca region.

It is also most noteworthy that the bitumen enrichment is strongly influenced by the bedded nature and continuity of the sediments. It is readily possible in many cases to show the same details of the enriched sequence in adjacent wells even when they are spaced a kilometre or more apart. This has a very strong impact on the selection of data separation distances for the classification of resources; in this sequence an equivalent assurance of existence is achieved with much wider spacing of wells than that used in the classification of bitumen resources for the Cretaceous surface mineable oil sand deposits presently being explored and developed near Fort McMurray.



3 DATA AVAILABILITY

With respect to available drilling data, the leases of the Target Area are drilled at an average spacing of one well per section. However, not all of these existing wells were drilled to investigate the sequence examined in the present evaluation. The effective average spacing with wells that have penetrated the Carboniferous sequence is about 0.8 wells per section. This spacing is from twenty-three wells on or immediately adjacent to the leases. There are an additional two hundred nineteen wells in the surrounding area the data from which were also referenced and inspected during the course of this study. All of the data locations are shown on Figure 1.

The quality of the data from the wells of different vintage is, however, quite variable. Several of the wells were drilled in the 1950's. The drilling records and logs for these wells are sometimes poor or absent or they may be less complete than those of more recently drilled wells. A database search was done to identify higher quality data which was restricted to wells drilled since 1970 and this, plus the new Strata wells was used as the primary reference data. A total of eighteen wells of this vintage are located on or immediately adjacent to the lease blocks. The well log data from these wells is the primary source of information on the leases available for the present evaluation but this was supplemented by high quality data from a further thirty-nine more distant wells in the area.

An area of about twenty townships was defined immediately around the Strata leases. From within this area core analysis data was used to confirm the well log derived porosity values and to calibrate values of grade. The final calibrated values were used for the estimation of Discovered Resources. The higher quality primary reference well data was supplemented wherever possible by reference to the older pre-1970's wells. Often this data could be used to confirm depth and thickness of the target intervals. On occasion it could be used to confirm local values of porosity and, rarely, oil saturation. These are the data that were used to develop computer models of the different stratigraphic units and to make volumetric estimates.



4   GEOLOGICAL INTERPRETATION

Figure 1 shows the area addressed in the evaluation of the Cadotte Target Area. The area that includes the leases covers about seven hundred sections and inside that area there are a total of fifty-seven wells that were used in the evaluation and a further twenty-two wells were also reviewed in this process. Of the fifty-seven wells, sixteen have core analysis data over the intervals of interest that is useful for the calibration of the geophysical log responses. This core database does not include that of the new Strata wells as the analytical data were not available at the time of the evaluation. The core values may include porosity, pore volumes of oil and water, oil and water saturation values and bulk mass of oil and water. It is rare for all of these parameters to be quantified in the analysis records of any given well; most commonly the core values simply include porosity and water and oil saturation values. The remaining values, if needed, usually have to be determined from the available log data.

Wherever possible, the data for wells closest to the lease that is the target for evaluation are used before more remote data are considered. In the case of the Cadotte Target Area, log and laboratory measurements in eighteen wells that are located on the leases or adjacent to them were used. These locations are also shown on Figure 1. As the figure shows, four of these wells include both core and log data and, because of the quality of the data available for them, they became the primary calibration references for oil saturation or grade information; the other wells with core data were reviewed to ensure that the values in these three wells were representative for the area. Figures 2 through 4 are plots comparing key log responses with core values for several parameters for the stratigraphic interval that includes the target formations.

Figures 2 through 4 also illustrate the log responses that may be used for correlation of the target formations, and thus for the determination of their thickness from place-to-place. Figure 1 shows the location of fifty-seven wells which were used for the determination of the thickness variation in the area. Figures 5, 6 and 7 are ore zone isopach maps for the Bluesky/Gething, the Debolt and Elkton ore zones, respectively. These thickness values are not necessarily those of the formation or member thickness but rather the thickness of selected bitumen resource intervals within those formations. The thickness values were determined by reference to the core and log responses. The principal log parameters used in this process are the gamma and resistivity values from the induction logs, but other log responses were reference where necessary. A small database table was prepared from this information and this is presented as Table A-1 of Appendix A. All of the oil saturation values were recalculated if necessary for



compilation as values in "grade wt%". Contour plots of the grade for the resource intervals were prepared from these data and the results are shown on Figures 8, 9 and 10. The grade contours for the Debolt and Elkton units show the distribution of ore that exceeds an 8 wt% cut-off. Figures 11 and 12 show the grade contours for the Debolt Formation ore zone, with a thickness limit of 10 m, at 8 wt% and 10 wt% cut-off, respectively.



5 RESOURCE CLASSIFICATION

5.1 CRITERIA FOR DISCOVERED RESOURCE CLASSIFICATION

Compared with many other hydrocarbon deposits, the Peace River Oil Sands have been intensely explored over several decades. The distribution of the deposit is so well known that it is often possible, even using public data, to determine various economic and technical properties of the field from place-to-place. On this basis, most of the field is considered to be a Discovered Resource. This classification is consistent with the description of Discovered Resources in the COGE Handbook which are described as "those quantities of oil and gas estimated on a given date to be remaining in ... known accumulations". The amount of exploration drilling and testing on the Cadotte Target Area is sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource.

5.2 COGH ASSURANCE OF EXISTENCE CLASSIFICATION

In the classification scheme of the COGE Handbook which applies to Reserves and Resources reported under NI 51-101, Resources are subdivided into three classes that reflect the confidence level that can be assigned to the quantities that are expected to be recovered from a particular deposit. The categories are referred to as "Low Estimate", which is the most conservative, through realistic or "Best Estimate" to "High Estimate", which is the most optimistic. This procedure is analogous to that for the classification of Reserves in the same system. In that case, the Proved Estimate is considered conservative, the Proved plus Probable Estimate is considered realistic and the Proved plus Probable plus Possible Estimate is considered optimistic.

In this classification scheme, the terms Proven, Probable and Possible refer to different levels of confidence for Reserve classification. The terms Measured, Indicated and Inferred are used for Resource classification and have the same confidence connotation as Proven, Probable and Possible, respectively.

In the reporting procedure for NI 51-101, Measured, Indicated and Inferred resources are combined such that the Low Estimate includes Measured, Best Estimate includes Measured plus Indicated and High Estimate includes Measured plus Indicated plus Inferred. These relationships are illustrated on Table 5-1.



<center>

TABLE 5-1

RESOURCE CONFIDENCE CLASSIFICATION SCHEMES

</center>

Material Category	COGEH Nomenclature for NI 51-101	CIM Mineral Nomenclature
	Confidence Level	Confidence Level
RESOURCES	Low Estimate	Measured
	Best Estimate	Measured Plus Indicated
	High Estimate	Measured Plus Indicated Plus Inferred

5.3   RESOURCE CLASSIFICATION AND ESTIMATION

As was discussed in Section 3, the bitumen enrichment zones in the Cadotte Target Area have much greater continuity of their character than is normally found for the Cretaceous clastic oil sand deposits. After inspection of the well data distribution, it was determined that the existing distribution is sufficient for the resource to be classified as Discovered. The classification of the Discovered Resource into Low, Best and High categories was thus based on other criteria.

The Low Estimate includes all of the material that has a minimum grade of 8 wt% and a minimum thickness of 10 m. The Best Estimate includes all of the material that has a minimum grade of 8 wt % but no minimum thickness, and the High Estimate includes all of the material without any grade or thickness constraint. Hence the latter is an estimate of the original bitumen in place for the zones under investigation in the Cadotte Target Area.

The resource estimate was produced using computer systems for the estimation of ore volumes. The data for thickness and grade were used to produce surfaces with the values at individual wells controlling the shape of the surfaces. The values between different surfaces were converted to volumes or grade distribution depending on the parameter being evaluated. These estimates were confined to a limit which was either the lease boundary or a selected cut-off value.



5.4 RESOURCE RECOVERY AND CONTINGENT RESOURCES

It is important to note that the resource estimates presented in this report are made for quantities on an in-place basis. This is not an estimate of quantities that may be recovered. Such an estimate cannot be made at this time because there is no reliable value available for the bitumen recovery factor that should be applied. Such a factor is determined as a result of the completion of various engineering tests and analyses. This work, some of which is currently in progress, allows a production methodology to be selected. The determination of the recovery factor is part of that process.

It will only be possible to classify the material in the Cadotte Target Area as a Contingent resource and, perhaps, as a reserve when the engineering evaluations are complete. However, for comparison, there is public data available for many of the in-situ bitumen recovery projects in Alberta. These data include information on the estimated percentage of bitumen recovery for each of those projects. The results indicate that for those projects the bitumen recovery is, in almost every case, less than 50% of the estimated in-place quantity.



6 RESULTS

The results of the different estimates are presented in Table 6.1. In the Bluesky/Gething Formations the results indicate that there are some areas where grades above the threshold of 8 wt% occur but these are somewhat scattered and there are no areas where especially high grade results were found. At the same time, the ore thickness is generally relatively low.

However, for the Debolt/Elkton Formations, the results of the evaluation are quite different. In this sequence towards the central part of the leases examined in this report, the grade is relatively high. At the same time the ore thickness has a maximum in the same area. Where the Debolt Formation ore zone thickness is greater than 10 m, it exceeds that normally regarded today as a minimum for the application of current in-situ extraction technologies. The results of the geological evaluation in this portion of the leases indicate that this is a target for further exploration and development.

It is noteworthy that much of the ore in the Debolt Formation on the Cadotte Target Area exceeds a grade of 10 wt%. Consequently a second estimate was made for the Low Estimate that was cut-off at a minimum grade of 10 wt%. At 8 wt% and 10 wt % the Low Estimate of the Discovered Resource is 1,443.5 Bbbls and 1,304.1 Bbbls, respectively. The Best Estimate and the High Estimate are 1,990.0 Bbbls and 2,251.0 Bbbls respectively.



NORWEST
CORPORATION

TABLE 6.1
STRATA OIL AND GAS INC.
DISCOVERED RESOURCE ESTIMATE
CADOTTE TARGET AREA

Formation	Low Estimate (10wt% & 10 m Thickness Cut-off)		Low Estimate (8wt% & 10 m Thickness Cut-off)		Best Estimate (8wt% Cut-off)		High Estimate (No Grade Cut-off)	
	Grade Average (wt%)	(Mbbl)	Grade Average (wt%)	(Mbbl)	Grade Average (wt%)	(Mbbl)	Grade Average (wt%)	(Mbbl)
Bluesky/Gething	N/A	N/A	N/A	N/A	N/A	N/A	4.1	103,388
Debolt	11.1	1,304,141	10.9	1,443,483	10.9	1,500,277	10.9	1,503,376
Elkton	N/A	N/A	N/A	N/A	9.3	489,723	8.6	644,247
Total	11.1	1,304,141	10.9	1,443,483	10.5	1,989,999	9.9	2,251,011



7   DISCLAIMER AND RISK WARNING

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources of bitumen will be recoverable.

Norwest makes no express or implied warranties or guarantees of any kind concerning this report; including without limitation any implied warranty of merchantability or fitness for a particular purpose. Specifically, Norwest makes no warranty or guarantee that any property identified in this report will produce oil and/or gas in any quantity, or that any property identified in this report will produce or receive any economic, commercial, or other benefit.



8 DATE AND SIGNATURE PAGE



CERTIFICATE OF QUALIFICATION

I, Geoff R. Jordan, Professional Geologist of Suite 2700, 411- -1st Street SE, Calgary, Alberta, Canada, hereby certify:

1. I am an employee of Norwest Corporation, which prepared an analysis of the Canadian oil sand properties of Strata Oil and Gas Inc. The effective date of this evaluation is August 16, 2007.

2. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Strata Oil and Gas Inc. or its affiliated companies.

3. I attended the University of New South Wales and I graduated with a Bachelor of Science Degree in Geology in 1971; I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of eleven years' experience in the conduct of evaluation studies relating to Canadian oil sands deposits.

4. I am responsible for the preparation of all sections of the report titled "Technical Report, Technical Evaluation of In-Place Bitumen Resources, Cadotte Leases" dated August 16, 2007 (the "Technical Report").

5. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from Norwest Corporation's field exploration crews, public information and records, the files of Norwest Corporation and Strata Oil and Gas Inc., and the appropriate provincial regulatory authorities.

Dated at Calgary, Alberta this 16th day of August, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Geoff Jordan, P.Geol.
Senior Vice President
Norwest Corporation



CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Geoff Jordan, do hereby consent to the public filing of the Technical Report titled "Technical Report, Technical Evaluation of In-Place Bitumen Resources, Cadotte Leases" dated August 16, 2007 (the "Technical Report").

Dated this 16th Day of August, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Geoff Jordan, P. Geol.
Print name of Qualified Person



APPENDIX A

RESOURCE DATABASE



Table A1
Strata Oil & Gas Inc.
Cadotte Leases
Resource Database

Location (Short ID)	Easting	Northing	Bluesky/Gething Fm Resource Zone		Debolt Fm Resource Zone		Elkton Fm Resource Zone	
			Thickness (m)	Grade (wt%)	Thickness (m)	Grade (wt%)	Thickness (m)	Grade (wt%)
04-11	524,555.2	6,264,360.1	0.0	N/A	7.0	4.7	4.5	1.0
16-32	531,926.2	6,252,820.4	3.9	7.7	N/A	N/A	N/A	N/A
04-05	540,616.1	6,253,452.6	0.0	N/A	N/A	N/A	N/A	N/A
16-05	541,552.2	6,254,410.7	0.0	N/A	N/A	N/A	N/A	N/A
08-07	539,917.0	6,255,495.8	0.0	N/A	N/A	N/A	N/A	N/A
06-17	541,034.0	6,256,958.4	0.0	N/A	N/A	N/A	N/A	N/A
15-19	539,822.7	6,259,205.9	0.0	N/A	N/A	N/A	N/A	N/A
10-30	539,624.1	6,260,622.2	0.0	N/A	N/A	N/A	N/A	N/A
10-26	536,431.0	6,260,698.0	0.0	N/A	N/A	N/A	N/A	N/A
11-27	534,430.5	6,260,585.9	0.0	N/A	N/A	N/A	N/A	N/A
16-09	533,700.5	6,256,257.0	0.0	N/A	N/A	N/A	N/A	N/A
14-18	529,295.9	6,257,677.1	0.0	N/A	N/A	N/A	N/A	N/A
13-13	527,314.9	6,257,849.2	0.0	N/A	N/A	N/A	N/A	N/A
06-05	529,596.4	6,263,460.7	0.0	N/A	7.0	7.6	4.0	0.0
06-18	527,957.3	6,266,711.9	0.0	N/A	12.0	1.8	3.0	0.0
06-28	531,218.3	6,269,696.7	0.0	N/A	N/A	N/A	N/A	N/A
16-27	523,730.2	6,270,579.0	5.0	9.2	5.0	1.0	3.5	0.0
12-17	519,438.2	6,266,954.2	0.0	N/A	N/A	N/A	5.0	4.7
13-18	517,812.4	6,267,358.0	0.0	N/A	N/A	N/A	7.0	8.4
16-21	492,879.5	6,268,924.5	6.1	8.3	12.0	N/A	7.0	N/A
10-18	508,767.8	6,276,628.8	4.3	7.0	10.5	5.3	N/A	N/A
06-31	518,256.6	6,271,401.7	2.8	8.0	N/A	N/A	8.0	4.0
11-08	510,208.5	6,265,321.4	4.5	6.0	13.0	10.9	7.0	9.2
10-08	521,963.2	6,255,804.3	7.4	11.2	N/A	N/A	7.5	12.5
13-01	517,719.0	6,254,394.6	0.7	7.3	N/A	N/A	N/A	N/A
10-09	513,847.1	6,255,615.2	11.7	9.2	14.0	8.4	5.0	4.3
10-17	512,139.1	6,257,399.6	2.3	8.4	N/A	N/A	N/A	N/A
08-11	507,388.9	6,255,174.0	1.0	7.7	N/A	N/A	N/A	N/A
10-02	507,158.8	6,254,001.2	11.6	9.3	N/A	N/A	N/A	N/A
01-13	499,477.8	6,256,381.4	6.7	9.9	N/A	N/A	N/A	N/A
10-34	515,237.3	6,261,955.2	0.0	0.0	13.5	10.4	7.0	9.0
16-20	512,484.2	6,259,172.3	3.0	2.0	13.0	10.1	6.0	5.9
07-29	512,171.9	6,259,892.6	1.0	2.0	13.0	10.9	6.0	6.8
06-13	518,057.7	6,256,918.3	0.0	0.0	6.0	5.4	11.0	10.9
06-15	513,321.5	6,266,588.8	1.7	2.0	13.5	11.8	7.0	7.6
06-19	508,370.7	6,268,112.2	5.0	0.0	14.0	12.8	7.5	9.2
10-24	507,031.2	6,268,588.2	1.0	3.0	9.0	6.2	N/A	N/A
10-23	505,726.7	6,268,698.6	2.0	2.0	N/A	N/A	N/A	N/A
04-03	503,155.0	6,272,774.3	0.0	0.0	9.0	10.9	6.0	9.2
01-16	502,486.2	6,275,912.7	0.0	0.0	2.0	5.8	6.5	8.3
05-08	499,974.2	6,274,733.6	3.5	0.0	13.0	8.4	5.0	9.0
06-30	479,171.7	6,279,638.2	0.0	0.0	14.0	6.8	7.0	6.9
11-36	506,645.3	6,281,641.1	2.0	7.6	10.0	6.6	5.0	0.0
06-25	506,652.8	6,279,355.0	4.1	5.7	10.0	11.7	4.5	6.1
11-19	498,730.3	6,278,208.7	4.0	2.0	9.0	4.3	8.0	7.6
01-15	513,945.9	6,275,878.8	11.0	6.9	N/A	N/A	N/A	N/A
08-35	515,515.3	6,280,894.5	5.0	8.5	N/A	N/A	6.0	0.0
12-27	485,202.8	6,260,771.4	0.0	0.0	11.0	4.7	4.0	3.5
11-31	498,552.7	6,271,772.0	1.0	3.2	10.0	11.8	6.5	9.0
10-26	505,627.9	6,270,237.8	1.0	8.3	19.0	11.7	7.0	10.0
05-35	504,905.2	6,271,239.3	3.0	4.4	14.3	12.8	6.5	10.1
06-18	508,355.6	6,266,663.2	5.0	5.1	13.0	10.9	8.0	10.9
15-16	512,011.3	6,267,255.9	4.0	6.3	13.0	7.6	7.5	5.4
04-03	513,033.8	6,262,979.3	3.0	2.8	13.0	10.9	7.0	5.9
09-18	509,167.7	6,266,860.5	N/A	N/A	14.5	13.7	7.0	10.0
09-28	513,946.2	6,260,510.5	N/A	N/A	13.0	11.8	7.0	6.9
05-22	514,432.6	6,258,598.6	N/A	N/A	N/A	N/A	N/A	N/A


R21
R20
R19
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE LEASES
CADOTTE TARGET AREA
ROAD
PIPELINE
S-10
S-29
S-18
"Original signed and sealed by Author"
Strata Oil & Gas Inc.
CADOTTE TARGET AREA
BASE MAP
FIGURE 1
NORWEST

WELL NAME: 100/16-32-085-16W5/00



Strata Oil & Gas Inc.
CADOTTE TARGET AREA
100/16-32-085-16W5/00
FIGURE 2

"Original signed and
sealed by Author"

DRAWN BY: V.S
CHKD BY: GRU
DATE: 07-04-20

FILE: Figure2 16-32-085-1W5
07-2017 Reserve Assessment
Report/Cadotte/Figure2

NORWEST

WELL NAME: 100/11-08-087-18W5/00

GAMMA (api)
0
150
DEN POR (%)
NEUTRON (%)
60
0
ILD (ohm-m)
1
10
100
1000
10000
100000
485.00
490.00
495.00
500.00
505.00
510.00
515.00
520.00
525.00
530.00
535.00
540.00
545.00
BLUESKY
DEBOLT
SHUNDA
Grade
Porosity
So
PhiSo

"Original signed and sealed by Author"

Strata Oil & Gas Inc.

CADOTTE TARGET AREA

100/11-08-087-18W5/00

FIGURE 3

DRAWN BY: V.S.	FILE: Figure_3-11-08-087-18W5	NORWEST APEGGA Permit P05015
CHK'D BY: GRJ	07-3017 Resource Assessment	
DATE: 07 04 20	Report\Cadotte\Figures\	

WELL NAME: 100/10-18-088-18W5/00

CALIPER
SP(mV)
GAMMA (api)
SONIC (ms/m)
ILD (ohm-m)
Grade
Porosity
So
PhiSo
BLUESKY
SHUNDA

Strata Oil & Gas Inc.

CADOTTE TARGET AREA

100/10-18-088-18W5/00

FIGURE 4

"Original signed and sealed by Author"

DRAWN BY: V.S.	FILE: Figure_4-10-18-088-18W5
CHK'D BY: GRJ	07-3017 Resource Assessment
DATE: 07 04 20	Report\Cadotte\Figures\

NORWEST APEGGA Permit P05015


R21
R20
R19
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE TARGET AREA
ROAD
PIPELINE
N
"Original signed and sealed by Author"
Strata Oil & Gas Inc.
CADOTTE TARGET AREA
Bluesky/Gething Isopach Map
FIGURE 5
NORWEST



R21
R20
R19
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE TARGET AREA
ROAD
PIPELINE
"Original signed and sealed by Author"

Strata Oil & Gas Inc.

CADOTTE TARGET AREA

Debolt Isopach Map

FIGURE 6

NORWEST



"Original signed and
sealed by Author"

Strata Oil & Gas Inc.

CADOTTE TARGET AREA

Eikton Isopach Map

FIGURE 7

NORWEST

DRAWN BY: VS | FILE: Figure7_Eikton_Isopach
CHKD BY: GRU | 07 2017 Resource Assessment
DATE: 07 02 10 | Report/Cadotte/Figures/

LEGEND

WELL WITH CORE DATA

WELL USED IN STUDY

2007 STRATA WELL

OTHER WELL

CADOTTE TARGET AREA

ROAD

PIPELINE


R21
R20
R19
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE TARGET AREA
ROAD
PIPELINE
RESOURCE AREA
"Original signed and sealed by Author"
Strata Oil & Gas Inc.
CADOTTE TARGET AREA
Bluesky/Gething Grade Map
FIGURE 8
DRAWN BY: V.S
CHK'D BY: GRJ
NORWEST


R21
R20
R19
R18
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE TARGET AREA
ROAD
PIPELINE
RESOURCE AREA @ 8wt % CUT OFF
"Original signed and sealed by Author"
Strata Oil & Gas Inc.
CADOTTE TARGET AREA
Debolt Grade Map
FIGURE 9
DRAWN BY: V.S.
CHK'D BY: GRJ
DATE: 07.02.10
NORWEST


R21
R20
R19
R18
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE TARGET AREA
ROAD
PIPELINE
RESOURCE AREA @ 1wt % CUT OFF
"Original signed and sealed by Author"
Strata Oil & Gas Inc.
CADOTTE TARGET AREA
Elkton Grade Map
FIGURE 10
DRAWN BY: V.S.
CHK'D BY: GRJ
DATE: 07.02.10
NORWEST


R21
R20
R19
R17
R16
R15 W5M
T89
T88
T87
T86
LEGEND
WELL WITH CORE DATA
WELL USED IN STUDY
2007 STRATA WELL
OTHER WELL
CADOTTE TARGET AREA
ROAD
PIPELINE
RESOURCE AREA @ 8wt % & 10m CUT-OFF
"Original signed and sealed by Author"
Strata Oil & Gas Inc.
CADOTTE TARGET AREA
Debolt Grade Map at
8wt % & 10m Cut-Off
FIGURE 11
NORWEST



LEGEND

WELL WITH CORE DATA

WELL LOCATION STUDY

900J STRATA WELL

OTHER WELL

CADOTTE TARGET AREA

ROAD

PIPELINE

RESOURCE AREA @ 10wt % & 10m CUT-OFF

Strata Oil & Gas Inc.

CADOTTE TARGET AREA

Debolt Grade Map at
10wt % & 10m Cut-Off

FIGURE 12

*Original siz200 and
edited by Author

NORWEST